UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)

Crown Resources Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
	(Title of Class of Securities)

	228569
	(CUSIP Number)

Steven A. Webster, 14701 St. Mary's Lane, Suite 800, Houston, Texas
77079, 281.558.7819
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

	October 19, 2001
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g) check the following box ?.

Note.   Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following Pages)

(Page 1 of 6)




1.	Name of Reporting Persons
I.R.S. Identification numbers of above persons (entities only)
Zoloto Investors, LP
76-0693072
2.	Check the Appropriate Box if a Member of a Group
	A  ?
	B  ?
3.	SEC Use Only
4.	Source of Funds
WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Item 2(d) or 2(e)
	  ?
6.	Citizenship or Place of Organization
Delaware
7.	Sole Voting Power
11,428,572 shares
8.	Shared Voting Power
0
9.	Sole Dispositive Power
11,428,572 shares
10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,579,828 shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares


?
13.	Percent of Class Represented by Amount in Row (11)
44.5%
14.	Type of Reporting Persons
PN



Item 1.	Security and Issuer

	Common Stock

	Crown Resources Corporation
	4251 Kipling Street, Suite 390
	Wheat Ridge, Colorado 80033


Item 2.	Identity and Background

(a)	This Statement is filed by Zoloto Investors, LP, a Delaware
limited partnership ("Zoloto"). The general partner of Zoloto is Zoloto, LLC, a Delaware limited liability company (the
"General Partner"). The sole member of the General Partner is Steven A. Webster.

(b)	Zoloto's principal office is located at 14701 St. Mary's Lane,
Suite 800, Houston, Texas 77079.  The business address of the
General Partner and Mr. Webster are also located at 14701 St.
Mary's Lane, Suite 800, Houston, Texas 77079.

(c)	The principal business of Zoloto is the ownership and
disposition of convertible notes and warrants of Crown Resources Corporation ("Crown"). The principal business of the General Partner is to act as general partner of Zoloto. The principal occupation of Mr. Webster is serving as the Managing Director of Global Energy Partners, an affiliate of the Merchant Banking Division of Credit Suisse First Boston, which makes private equity investments in the energy business. Mr. Webster is also a director of Grey Wolf, Inc. (an onshore drilling company), Geokinetics, Inc. (a seismic acquisition and geophysical services company) and Brigham Exploration Company (an oil and gas exploration company), as well as various private companies, and is Chairman of Carrizo Oil and Gas (an oil and gas exploration company). He is also a trust manager of Camden Property Trust (a real estate investment trust). Mr. Webster was also a director of Crown from the time it commenced operations until June 2001.

(d)	During the last five years, none of Zoloto, the General Partner or Mr. Webster has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of Zoloto, the General Partner or Mr. Webster has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Webster is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Funds of $2,000,000 for the purchase of the Zoloto Note (See Item 4) came from Zoloto's working capital reserves. Any funds needed for any anticipated exercise of the Warrants (See Item 4) are expected to come from working capital reserves.

Item 4.	Purpose of Transaction

On October 19, 2001, Crown received and accepted subscription agreements for the purchase of $3,200,000 in a private placement of convertible secured notes (the "Secured Notes") and warrants the "Warrants"). Prior to the termination of the subscription period, Crown completed the sale of an additional $400,000 of the Secured Notes and Warrants. For additional information concerning the private placement see the Convertible Note Purchase Agreement, reproduced and incorporated herein as Exhibit 1. Crown has indicated that the proceeds from the private placement will be used to restructure Crown's existing $15,000,000 subordinated debentures and to initiate permitting on its "Crown Jewel" gold project in the State of Washington. The Secured Notes are secured by all the assets of Crown. Crown's primary assets include the Crown Jewel property and its wholly-owned subsidiary, Crown Resource Corporation of Colorado, whose assets consist primarily of a 41% equity interest in Solitario Resources Corporation, a Colorado corporation principally engaged in the exploration and mining of metals ("Solitario").

Zoloto's portion of the financing consists of a Secured Note in the amount of $2,000,000 (the "Zoloto Note") and a Warrant.

The Secured Notes have a five-year term and carry a 10% interest rate payable quarterly in cash or in additional shares of Crown's common stock at Crown's option. Except as described below, all of the Secured Notes (including the Zoloto Note) are convertible into shares of Crown's common stock at a conversion price of $0.35 per share, subject to adjustment. In addition, each of the Secured Note holders (including Zoloto) was issued a Warrant, which may be exercised at any time over the next five years, for each share into which the Secured Notes are convertible into Crown's common stock at an exercise price of $0.75 per share. Solitario was issued a Secured Note in the amount of $350,000 (the "Solitario $350,000 Note"). The Solitario $350,000 Note is convertible into Crown's common stock at a conversion price of $0.29167 per share, subject to adjustment. In addition, Solitario was issued a Warrant, which may be exercised at any time over the next five years for each share into which the Solitario $350,000 Note is convertible into Crown's common stock at an exercise price of $0.60 per share, subject to adjustment.

The proceeds from the Secured Notes (other than the Solitario
$350,000 Note) are being held in escrow pending restructuring of the debentures pursuant to an agreement or a plan of reorganization under United States federal bankruptcy laws. The proceeds of the Solitario $350,000 Note have been made immediately available to Crown for general corporate purposes. The release of the funds held in escrow is also conditioned upon certain corporate restructuring requirements, which must be approved by the Secured Note holders. It is expected that Crown's restructuring of its existing debt will require the issuance of additional convertible securities to the existing debt holders, which will cause a substantial downward adjustment to the effective conversion price of the Secured Notes as well as the effective exercise price of the Warrants under the anti-dilution provisions of the Secured Notes and Warrants.

In anticipation of the above transactions and reorganization, Crown applied for voluntary delisting from the Toronto Stock Exchange (the "TSE") pursuant to the rules of the TSE. Such delisting was granted by the TSE effective October 19, 2001. Crown's Common Stock has been suspended from trading on the TSE since August 13, 2001 as a result of Crown's inability to meet the continued listing requirements of the TSE.

Item 5.	Interest in the Securities of the Issuer

Zoloto has received the right to convert its notes and exercise warrants into an aggregate of 11,428,572 shares of Crown common stock. These shares would represent 44.0% of the voting shares of Crown computed in accordance with Rule 13d-3. Zoloto has sole voting power these shares of common stock. For a description of the transaction in which Zoloto acquired its notes and warrants, see Item 4, "Purpose of Transaction."
In addition, Mr. Webster owns 91,256 shares of Crown common stock and, pursuant to his prior position as a director of Crown, has options to purchase an additional 60,000 shares of Crown common stock. Together with the foregoing, the aggregate amount of shares of Crown common stock beneficially owned by Zoloto would be 11,579,828, which would represent 44.5% of the voting shares of Crown computed in accordance with Rule 13d-3.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.  See Item 4 "Purpose of
Transaction."

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Convertible Note Purchase Agreement
Exhibit 2: Intercreditor Agreement


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2001

Zoloto Investors, LP

By:	Zoloto, LLC
	Its General Partner


	By:	/s/ Steven A. Webster
		   Steven A. Webster
		   Managing Member




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CUSIP No. 228569		13D	Page 5 of 5 Pages

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